Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28075	Rachael M. Zufall Senior Director & Associate General Counsel Asset Management Law (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

April 12, 2013

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 68 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Grzeskiewicz:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 68 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 64, which was filed with the Securities and Exchange Commission (“SEC”) on January 10, 2013 (the “initial filing”). The main purpose of this filing is to launch the new TIAA-CREF International Opportunities Fund (the “Fund”).

Your comments on the Prospectus and Statement of Additional Information (SAI) included in the initial filing were relayed to me by telephone on February 27, 2013. Set forth below are responses to the staff's comments on the initial filing.

1.      With respect to the summary fee table in the Prospectus, please confirm that it is estimated that the Fund will not have any “acquired fund fees or expense” (AFFE), and that the expense reimbursement arrangements noted in the footnotes to the table are not subject to any recoupment provisions that would allow Teachers Advisors, Inc. (“TAI”), the Fund’s investment manager, potentially to recover reimbursed amounts.

We can confirm that it is currently estimated that the Fund will not incur AFFE and that the expense reimbursement arrangements between the Fund and TAI do not include any recoupment provisions.

2.                  Please confirm that the use of derivative instruments will not be a principal investment strategy of the Fund.

We can confirm that the use of derivative instruments is currently not a principal investment strategy of the Fund, although the Fund may utilize derivative instruments as a non-principal investment strategy, as reflected in the Fund’s Prospectus disclosure.

3.      We suggest adding disclosure to the principal investment strategy section of the Fund’s Prospectus defining what percentage of assets is meant by stating that the Fund “primarily” invests in equity securities of issuers in developed and emerging markets located around the world but outside the United States.

For TIAA-CREF Funds that are not subject to the requirements of Rule 35d-1 related to fund names, we do not generally have a practice of defining what “primarily” translates to as a percentage of assets. We intend to follow this practice with the Fund’s disclosure, so we have not added language defining “primarily” in percentage terms. However, we note that we intend to comply with the SEC’s historical guidance that “primarily” means investing at least 65% of assets in a specified manner.

4.      We suggest that you clarify in the principal investment strategies section of the Fund’s Prospectus what proportion of the Fund’s investments will be in developed versus emerging markets, in equity versus fixed-income investments and in foreign versus U.S. securities.

The Fund does not currently have a set allocation between developed and emerging market securities, so we have not provided a percentage breakdown between these two categories in the Prospectus. Additionally, the Fund has no current intention to invest more than a de minimis amount in fixed-income and/or U.S. securities under normal circumstances. Therefore, we do not believe it appropriate to discuss these types of securities in the principal investment strategies section of the Fund. However, we do have disclosure that limits investments in fixed-income securities to 20% as a non-principal investment strategy, as well as disclosure noting that the Fund can invest in non-principal investments for temporary defensive purposes, which could include fixed-income and/or U.S. securities.

5.      Consider adding a sentence to the benchmark index disclosure section in the Prospectus that the Fund is not seeking to replicate its benchmark index and may invest in countries or issuers outside of its benchmark index.

We have not added this suggested disclosure. We believe that it is clear from the principal investment strategies section of the Prospectus that the Fund is actively-managed and therefore does not seek to replicate the issuers and countries represented in its benchmark index. Additionally, none of the actively-managed existing TIAA-CREF Funds have such disclosure in their prospectuses’ benchmark index section, and we would prefer to keep the Fund’s disclosure consistent with the approach historically used for older funds.

6.      Confirm that the market timing disclosure in the Fund’s Prospectus is compliant with the requirements of Form N-1A, Item 11(e)(4)(iii).

We can confirm that we believe that the market timing disclosure in the Fund’s Prospectus is compliant with Form N-1A, Item 11(e)(4)(iii).

* * * * *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall

cc: Stewart P. Greene

Managing Director and General Counsel, TIAA-CREF